Filed by Mariner Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Mariner Energy, Inc.
Commission File Number: 333-129096
This material is not a substitute for the registration statement filed with the Securities and Exchange Commission in connection with the transaction, or the definitive proxy statement/prospectus-information statement mailed to stockholders. Investors are urged to read the definitive proxy statement/prospectus-information statement because it contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Forest Oil Corporation (“Forest”) and Mariner Energy, Inc. (“Mariner”) with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request to Mariner Energy, Inc., One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, TX 77042, Attention: Investor Relations.
Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.
THIS FILING CONTAINS SLIDES USED IN A PRESENTATION BY MARINER ON FEBRUARY 14, 2006.

Mariner's Odyssey Through Capital Markets & Strategic Transactions February 14, 2006

Mariner Overview Proved Reserves (Bcfe) as of 1/1/06: 338 Proved reserves 62% gas and 50% developed; 56% operated by Mariner Reserve to production ratio of > 8 3-year F&D: $1.77 (for FYE04); 3-year reserve replacement: 173% (for FYE04) 82,000 net developed acres; 209,000 net undeveloped acres as of 1/1/05 40+ prospects in inventory Access to 6,000+ blocks of recent vintage 3-D seismic data

$MM CAPEX 2002 106 2003 83 2004 149 2005E 253 $/Mcfe Rolling 3-Year F&D Costs 2002 1.71 2003 1.48 2004 1.77 2005E 1.7 % Series 1 2002 101 2003 245 2004 184 2005 444 Reserves Replacement Rate Historical Performance Bcfe Series 1 2002 202 2003 206 2004 238 2005E* 338 304 MMcfe/d Proved Reserves Daily Production Series 1 2002 114 2003 100 2004 177 $MM EBITDA Series 1 2002 109 2003 91 2004 103 2005E 80 Forest GOM (306 Bcfe)

Corporate History Trafalgar House - 1983 Hardy Oil & Gas - 1989 Mariner 1.0: Enron/JEDI - 1996 Mariner 1.5: Enron Bankruptcy - 2001 Mariner 2.0: Riverstone/ACON - 2004 Mariner 3.0: Private Placement (144A) - 2005 Mariner 4.0: Expected Close of Mariner Forest GOM Merger - 1Q06

Mariner Gulf of Mexico Asset Base

Mariner Gulf of Mexico Asset Base

Daniel Boone • Discovered in 2003 • Operator: W&T Offshore King Kong/Yosemite • Discovered in 2000 • 1st Production: 1Q02 • 2 Exploitation Offsets • Operator: Mariner/ENI Bass Lite • Discovered in 2001 • POD Signed • Operator: Mariner Rigel • Discovered in 2003 • 1st Production: Est. 2Q06 • Operator: Dominion LaSalle/Nansen • Discovered in 2001 • SSTB to Nansen • Operator: Kerr-McGee Pluto • Redrilled in 1Q05 • SSTB to SP89 • 1st Production: Est. 2Q06 • Operator: Mariner Mariner Gulf of Mexico Asset Base - Impact Projects

Exploration Track Record

Deepwater Operations Expertise

Swordfish Project Development Swordfish Project Development

Reverse Morris Trust Post-Merger Forest GOM Transaction Structure Overview Mariner (Publicly Traded) Forest (Publicly Traded) Mariner Assets SpinCo Forest Shareholders Mariner Shareholders Forest Remaining Assets

Mariner - SpinCo GOM Asset Combination • Shelf and Deepwater (470,000+ net undeveloped acres) • Creates a leading Gulf of Mexico focused independent • Extensive prospects in inventory • Balances deepwater exploration with low risk shelf production • Synergies achieved through property • Adds high impact deep shelf and ultra-deep shelf opportunities overlap and operating efficiencies

GOM Lease Expirations 2006-07 Expirations: 2,411 2008-09 Expirations: 1,473

Mariner West Texas Asset Base

Mariner West Texas Asset Base • 62,000 Gross Acres • 33,000 Net Acres • Primarily Development Drilling

Disclaimer This presentation has been prepared by Mariner and includes information from other sources believed by Mariner to be reliable. This presentation speaks only as of the date hereof, and Mariner disclaims any obligation to update the information provided herein. No representation or warranty, express or implied, is made to the accuracy or completeness of the information set forth herein. This presentation contains statements, estimates and projections that may reflect various assumptions made by Mariner which may or may not prove to be correct. Statements that address performance, developments or events that are expected to occur in the future (including statements related to earnings, capital expenditures and operating results) are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of a variety of factors, many of which are beyond Mariner's control.